UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

May 15, 2024

Commission File Number 1-10167

WESTPAC BANKING CORPORATION

(Translation of registrant’s name into English)

275 KENT STREET, SYDNEY, NEW SOUTH WALES 2000, AUSTRALIA

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     ☒              Form 40-F     ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Incorporation by Reference

The information contained in this Report on Form 6-K, excluding the information set forth in Exhibit 1, shall be incorporated by reference in the prospectuses relating to the Registrant’s securities contained in the Registrant’s Registration Statements on Form F-3 (File Nos. 333-260702 and 333-260703), as such prospectuses may be amended or supplemented from time to time.

Appointment of Andy Maguire to the Westpac Board

On May 14, 2024, Westpac Banking Corporation announced the appointment of Andy Maguire as an independent Non-executive Director. Mr Maguire is expected to join the Board in mid July 2024, following the completion of regulatory and Australian visa requirements.

About Andy Maguire

Mr Maguire has more than 35 years’ experience in financial services and began his career in banking at Lloyds Banking Group. From 2014 to 2020 he was Group Chief Operating Officer at HSBC Holdings plc with responsibility for operations, technology, real estate, change and transformation and operational resilience.

Previously he spent 16 years with the Boston Consulting Group, where he became Managing Partner of the London office covering the UK and Ireland, and a member of the firm’s global executive committee, as well as formerly serving as Global Head of Retail Banking.

Mr Maguire is currently Chairman of UK banking software fintech Thought Machine Group. He is also an independent Non-executive Director of AIB Group plc, a financial services group operating predominately in the Republic of Ireland and the UK. Mr Maguire previously held Chair positions with RegTech compliance company Napier AI and IT service management provider CX Holdings (Cennox Group).

Index to Exhibits

Exhibit No.	Description

1	Appointment of Andy Maguire to the Westpac Board

Disclosure regarding forward-looking statements

The information contained in this Report on Form 6-K contains statements that constitute “forward-looking statements” within the meaning of section 21E of the U.S. Securities Exchange Act of 1934.

Forward-looking statements are statements that are not historical facts. Forward-looking statements appear in a number of places in this Report and include statements regarding our current intent, belief or expectations with respect to our business and operations, macro and micro economic and market conditions, results of operations and financial condition and performance, capital adequacy and risk management, including, without limitation, future loan loss provisions and financial support to certain borrowers, forecasted economic indicators and performance metric outcomes, indicative drivers, climate- and other sustainability- related statements, commitments, targets, projections and metrics, and other estimated and proxy data.

Words such as ‘will’, ‘may’, ‘expect’, ‘intend’, ‘seek’, ‘would’, ‘should’, ‘could’, ‘continue’, ‘plan’, ‘estimate’, ‘anticipate’, ‘believe’, ‘probability’, ‘indicative’, ‘risk’, ‘aim’, ‘outlook’, ‘forecast’, ‘f’cast’, ‘f’, ‘assumption’, ‘projection’, ‘target’, ‘goal’, ‘guidance’, ‘ambition’ or other similar words are used to identify forward-looking statements, or otherwise identify forward-looking statements. These forward-looking statements reflect our current views on future events and are subject to change, certain known and unknown risks, uncertainties and assumptions and other factors which are, in many instances, beyond our control (and the control of our officers, employees, agents and advisors), and have been made based upon management’s expectations and beliefs concerning future developments and their potential effect upon us.

Forward-looking statements may also be made, verbally or in writing, by members of Westpac’s management or Board in connection with this Report. Such statements are subject to the same limitations, uncertainties, assumptions and disclaimers set out in this Report.

There can be no assurance that future developments or performance will align with our expectations or that the effect of future developments on us will be those anticipated. Actual results could differ materially from those we expect or which are expressed or implied in forward-looking statements, depending on various factors including, but not limited to, those described in the section titled ‘Risk factors’ in Westpac’s 2024 Interim Financial Results on Form 6-K filed with the U.S. Securities and Exchange Commission. When relying on forward-looking statements to make decisions with respect to us, investors and others should carefully consider such factors and other uncertainties and events.

Except as required by law, we assume no obligation to revise or update any forward-looking statements contained in this Report, whether from new information, future events, conditions or otherwise, after the date of this Report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WESTPAC BANKING CORPORATION
(Registrant)

Date: May 15, 2024	By:	/s/ Esther Choi
Esther Choi
Tier One Attorney